UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Sun Television & Appliances, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  866-881-105

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

Sven B. Karlen, Jr., Grandview Partners, L.P., Two International
       Place, 24th Floor, Boston, MA  02110 (617) 856-8877

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866-881-105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Sven B. Karlen, Jr.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:



8.  Shared Voting Power:

         720,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         720,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         720,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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

13. Percent of Class Represented by Amount in Row (11)

         4.13%

14. Type of Reporting Person

         IN














































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

CUSIP No. 866-881-105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Grandview Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:



8.  Shared Voting Power:

         720,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         720,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         720,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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

13. Percent of Class Represented by Amount in Row (11)

         4.13%

14. Type of Reporting Person

         PN














































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

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that Grandview Partners, L.P. (the "Partnership") and Sven B. Karlen, Jr. (together, the "Reporting Persons") are no longer greater than five percent owners in the common stock (the "Shares") of Sun Television & Appliances, Inc. (the "Issuer").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Partnership and Mr. Karlen. Mr. Karlen is the sole general partner of the Partnership and is the sole managing general partner of Svenvest Partners L.P. and exercises investment discretion over a managed account. The address of the Reporting Persons is Two International Place, 24th Floor, Boston, Massachusetts, 02110.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Karlen is a citizen of the United States of America.
         Grandview Partners, L.P. is a New York limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns and Mr. Karlen is deemed to beneficially own 720,000 Shares. All 720,000 Shares were purchased in open market transactions at an aggregate cost of $1,653,953. The funds for the purchase of the Shares by the Partnership have come from the working capital of the Partnership. No funds were borrowed to purchase any of the Shares.







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

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Partnership owns and Mr. Karlen is deemed to beneficially own 720,000 Shares. Based on the Issuer's filing on Form 10-Q, as of December 31, 1998, there were 17,439,000 Shares outstanding. Therefore, the Partnership owns and Mr. Karlen is deemed to beneficially own 4.13% of the outstanding Shares. The Reporting Persons have the sole power to vote, direct to vote, dispose of or direct the disposition of all the Shares.

         As of December 31, 1998, the Reporting Persons were no longer greater than five percent beneficial owners in the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by rule 13D-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. Attached hereto as Exhibit B is a description of the transactions in the Shares that were effected by the Reporting Person from November 20, 1996 but were inadvertently unreported through the date of this filing.















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

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GRANDVIEW PARTNERS, L.P.

                                  By:  /s/ Sven B. Karlen, Jr.
                                       Sven B. Karlen, Jr.
                                       General Partner

                                       /s/ Sven B. Karlen, Jr.
                                       Sven B. Karlen, Jr.

January 28, 1999




































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00188001.AG7

                            Exhibit A

                            AGREEMENT


    The undersigned agree that this Schedule 13D dated

January 28, 1999 relating to the Common Stock of Sun Television &

Appliances, Inc. shall be filed on behalf of the undersigned.



                                  GRANDVIEW PARTNERS, L.P.

                                  By:  /s/ Sven B. Karlen, Jr.
                                       Sven B. Karlen, Jr.
                                       General Manager

                                       /s/ Sven B. Karlen, Jr.
                                       Sven B. Karlen Jr.
































                                9
00188001.AG7

                            Exhibit B

                    SCHEDULE OF TRANSACTIONS

                      Shares Acquired         Price Per Share
Date                       (Sold)         (Excluding Commission)

21-Nov-96                   5,000                $2.6875

27-Nov-96                   5,000                 2.6875

03-Dec-96                  10,000                 2.9755

31-Dec-96                  10,000                 2.5114

31-Dec-96                (121,000)                2.0625

20-Feb-97                 121,000                 2.6875

7-May-97                   19,500                 2.0625

8-May-97                   10,500                 2.1250

26-Jun-97                  30,000                 2.0101

27-Jun-97                  28,500                 2.0450

15-Sep-97                 (58,500)                3.1460

16-Sep-97                 (10,000)                3.0234

17-Sep-97                  (5,000)                2.9500

24-Sep-97                 (60,000)                3.0104

6-Oct-97                   (6,000)                3.0000

29-Dec-97                (200,000)                1.6725

29-Dec-97                 200,000                 1.7156

30-Dec-97                  40,000                 1.7266

31-Dec-97                 119,500                 1.8964

23-Feb-98                  10,000                 1.8750







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

                    SCHEDULE OF TRANSACTIONS

                      Shares Acquired         Price Per Share
Date                       (Sold)         (Excluding Commission)


23-Feb-98                  15,000                $1.9271

27-Mar-98                  15,000                 2.3750

1-Oct-98                  (10,000)                0.2500

16-Oct-98                 (40,000)                0.1875

19-Oct-98                 (35,000)                0.1875

20-Oct-98                 (15,000)                0.1875

31-Dec-98                (480,000)                0.0500



































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00188001.AG7